NINE WEST GROUP INC.

                                    FOR IMMEDIATE RELEASE
                                    For further information contact:

                                    Robert Galvin
                                    Executive Vice President and
                                    Chief Financial Officer
                                    Nine West Group Inc.
                                    (914) 640-4373


                NINE WEST GROUP INC. ANNOUNCES CONCLUSION OF
          SEC INVESTIGATION WITH NO ACTION TAKEN AGAINST THE COMPANY


WHITE PLAINS, NY, February 1, 1999 - Nine West Group Inc. (NYSE:NIN) today announced that it was informed today by the staff of the United States Securities and Exchange Commission that its pending investigation of the Company has been terminated with no enforcement action being recommended against the Company. The Company had previously disclosed that the formal investigation, of which it was advised on May 1, 1997, related primarily to the Company's revenue recognition policies and practices and later examined the Company's importation of products manufactured in Brazil.

Vincent Camuto, Chief Executive Officer of Nine West Group Inc., stated, "We are pleased with the termination of the Securities and Exchange Commission investigation." Jerome Fisher, Chairman of the Company, stated, "We appreciate the support of our stockholders and employees."

Nine West Group Inc. is a leading designer, developer, manufacturer and marketer of quality, fashionable women's footwear and accessories. Its internationally recognized brands are marketed in the "bridge" to "moderate" price ranges and include the flagship Nine West label, Amalfi, Bandolino, Luca
B. for Calico, cK/Calvin Klein Shoes and Bags (under license), Easy Spirit, Enzo Angiolini, Evan Picone (under license), 9 & Co., Pappagallo, Pied a Terre, Selby, Westies and The Shoe Studio Group Limited brands. Nine West Group's products are sold to more than 7,000 department, specialty and independent retail stores and through approximately 1,095 of its own domestic retail stores and 431 international retail locations operating at the end of the third quarter.

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